                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         SARATOGA BEVERAGE GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                  803436 10 4
                                 (CUSIP Number)

                                                 with a copy to:
               PETER SHABECOFF                   FRANCI BLASSBERG
               c/o NCP-SBG, L.P.                 DEBEVOISE & PLIMPTON
               60 ARCH STREET, SUITE 1A          875 THIRD AVENUE
               GREENWICH, CT  06830              NEW YORK, NY  10022
               (203) 862-3200                    (212) 909-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 5, 2000
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
                                  NCP-SBG, L.P.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY                                                     [_]



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,400,217 SHARES
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 SHARES

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,400,217 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43.2%, representing 58.8% of the voting power (see
                       Item 5(b))

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       "PN"

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
                                 NCP-SBG, L.L.C.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY                                                     [_]



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,400,217 SHARES
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 SHARES

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               2,400,217 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43.2%, representing 58.8% of the voting power (see
                       Item 5(b))

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       "OO"

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
                         NORTH CASTLE PARTNERS II, L.P.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY                                                     [_]



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,400,217 SHARES
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 SHARES

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,400,217 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43.2%, representing 58.8% of the voting power (see
                       Item 5(b))

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       "PN"

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
                                NCP G.P. II, L.P.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY                                                     [_]



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,400,217 SHARES
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 SHARES

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,400,217 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43.2%, representing 58.8% of the voting power (see
                       Item 5(b))

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       "PN"

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
                           NORTH CASTLE G.P. II, L.L.C
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY                                                     [_]



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,400,217 SHARES
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 SHARES

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,400,217 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43.2%, representing 58.8% of the voting power (see
                       Item 5(b))

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       "OO"

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
                              CHARLES F. BAIRD, JR.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY                                                     [_]



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,400,217 SHARES
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 SHARES

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,400,217 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43.2%, representing 58.8% of the voting power (see
                       Item 5(b))

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       "IN"

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

               This Statement on Schedule 13D is filed with respect to the Class A common stock, $.01 par value per share (the "Class A Common Stock"), of Saratoga Beverage Group, Inc., a Delaware corporation (the "Company") and the Class B common stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") of the Company.

               The principal executive offices of the Company are located at 11 Geyser Road, Saratoga Springs, New York, 12866.

ITEM 2. IDENTITY AND BACKGROUND.

               This Statement on Schedule 13D is being filed jointly by NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), NCP-SBG GP, L.L.C., a Delaware limited liability company ("SBG GP, L.L.C."), North Castle Partners II, L.P., a Delaware limited partnership ("North Castle Fund"), NCP G.P. II, L.P., a Delaware limited partnership ("GP II, L.P."), North Castle GP II, L.L.C., a Delaware limited liability company ("GP II, L.L.C."), and Charles F. Baird, Jr., an individual ("Mr. Baird" and, together with Purchaser, SBG GP, L.L.C., North Castle Fund, GP II, L.P. and GP II, L.L.C., the "Reporting Persons"). The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons (other than Purchaser) is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Schedule 13D.

               The Reporting Persons (other than Mr. Baird) are private investment vehicles formed for the purpose of investing in transactions arranged by North Castle Partners, L.L.C. ("North Castle Partners"), a private investment firm specializing in acquisition transactions. Purchaser was formed at the direction of North Castle Partners to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. The principal business address of each of the Reporting Persons is c/o North Castle Partners, L.L.C., 60 Arch Street, Greenwich, CT 06830. The present principal occupation of Mr. Baird is managing director of North Castle Partners. Mr. Baird is a citizen of the United States.

               During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As more fully described in Item 4 hereof, Purchaser and each of the stockholders listed on Schedule A hereto (the "Continuing Stockholders") have entered into separate Voting Agreements (as such term is defined in Item 4) with respect to the Merger (as described in Item 4).

               The Continuing Stockholders each entered into the Voting Agreements to induce Purchaser to enter into the Merger Agreement (as such term is defined in Item 4), as such, no funds were expended by any of the Reporting Persons in connection with the Voting Agreements.

ITEM 4. PURPOSE OF THE TRANSACTION.

               On January 5, 2000, Purchaser, NCP-SBG Recapitalization Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Mergerco"), and the Company entered into a Stock Purchase Agreement and Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Mergerco with and into the Company (the "Merger"), whereupon the separate existence of Mergerco will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

               At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) up to 700,000 shares of Common Stock owned by the Continuing Stockholders, (ii) shares of Common Stock owned by the Company and
(iii) shares of Common Stock subject to dissenters' rights) will be converted into the right to receive $6.00 in cash without interest. In the Merger, up to 700,000 shares of Common Stock owned by the Continuing Stockholders will be converted into the right to receive one share of common stock of the Surviving Corporation. Immediately after the Merger, Purchaser will purchase shares of Common Stock of the Surviving Corporation (the "Stock Purchase") for a per share consideration of $6.00. As a result of the Merger and the Stock Purchase, Purchaser and the Continuing Stockholders will hold approximately 90% and 10% of the common stock of the Surviving Corporation, respectively.

               The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time Purchaser or the Company may terminate the Merger Agreement under certain conditions, in each case as set forth in the Merger Agreement.

               Because approval of the Company's stockholders is required by applicable law in order to consummate the Merger, the Company will submit the Merger to its stockholders for approval. In anticipation of this requirement, concurrently with and as a further condition to the execution and delivery of the Merger Agreement, Purchaser and each of the Continuing Stockholders entered into separate Voting Agreements, each dated as of January 5, 2000 (the "Voting Agreements"). Subject to the terms and conditions of the Voting Agreements, the Continuing Stockholders have appointed Purchaser as their irrevocable proxy to vote in the aggregate 2,400,217 shares (the "Shares") of the Common Stock, representing approximately 43.2% of the issued and outstanding shares of Common Stock as of January 4, 2000 (based on the number of shares of Common Stock represented by the Company in the Merger Agreement), and representing approximately 58.8% of the aggregate voting power of the Common Stock (see Item 5(b)), in favor of the Merger and of certain related agreements and actions and against certain other enumerated actions or agreements. If the Merger Agreement is terminated in accordance with its terms (including upon acceptance by the Board of Directors of the Company of a superior acquisition proposal), the covenants and agreements in the Voting Agreements with respect to the Shares will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, the Continuing Stockholders have agreed pursuant to the Voting Agreements to refrain from soliciting or responding to certain inquiries or proposals regarding the Company, to restrictions on transfer of the Shares, to waive any rights of appraisal available in the Merger with respect to the Shares and to take or refrain from taking certain other actions. The Voting Agreements provide Purchaser with sufficient voting power to cause the Merger Agreement to be adopted and to approve the Merger at a duly convened meeting of the stockholders of the Company.

               At the Effective Time, (i) the certificate of incorporation and the bylaws of the Company, as in effect immediately prior to the Effective Time, will be amended and restated as set forth in Exhibits A and B, respectively, of the Merger Agreement and, as so amended and restated, will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, (ii) the members of the board of directors of Mergerco at the Effective Time will become the directors of the Surviving Corporation and (iii) the officers of the Company at the Effective Time will remain the officers of the Surviving Corporation. After the Effective Time, pursuant to the Stockholders Agreement, dated as of January 5, 2000 and effective as of the Effective Time (the "Stockholders Agreement"), among the Company, Purchaser and the Continuing Stockholders, four of the directors will be nominated by Purchaser and three directors will be nominated by the Surviving Corporation's chief executive officer. In addition, pursuant to the Stockholders Agreement, the Continuing Stockholders have agreed to certain transfer restrictions on their shares of common stock in the Surviving Corporation. As contemplated by the Stockholders Agreement, North Castle and the Continuing Stockholders currently intend that the Surviving Corporation will serve as the platform company to acquire other companies in the refrigerated juice industry.

               If consummated, the Merger and the Stock Purchase will result in Purchaser and its affiliates becoming the controlling stockholders of the Company. No shares of the Surviving Corporation will continue to be (i) listed on the NASDAQ National Market System or (ii) registered under the Exchange Act.

               The preceding summary of certain provisions of the Merger Agreement, the Voting Agreements and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated herein by reference.

               Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in this Item 4 (although subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) and (b). As of January 5, 2000, no Reporting Person owned any shares of Common Stock.

               However, as of January 5, 2000, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, by virtue of the terms of the Voting Agreements, Purchaser may be deemed to have beneficially owned the Shares subject to the Voting Agreements, constituting in the aggregate 2,400,217 (or approximately 43.2%) of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Merger Agreement as outstanding as of January 4, 2000).

               Of the Shares subject to the Voting Agreements, 1,877,262 are Class A Common Stock and 522,955 are Class B Common Stock. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to five votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Company. The Class A Common Stock and Class B Common Stock are substantially identical except for disparity in voting power, and the holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders (including the Merger) except as otherwise provided by law. Due to the disparate voting power of the Class A Common Stock and Class B Common Stock, the Shares subject to the Voting Agreements as to which Purchaser may be deemed to have beneficial ownership represent 58.8% of the aggregate voting power of the Company.

               None of the Reporting Persons has any right to dispose or direct the disposition of any of the Shares, except that the Voting Agreements impose certain limitations on transfer of the Shares by the Continuing Stockholders.

               The general partner of Purchaser is SBG, L.L.C. The sole member of SBG, L.L.C. is North Castle Fund. The general partner of North Castle Fund is GP II, L.P. The general partner of GP II, L.P. is GP II, L.L.C. The sole member of GP II, L.L.C. is Mr. Baird. The action of the general partner or sole member of each such entity is sufficient to cause the limited partnership or limited liability company, as applicable, to take action. Therefore, Mr. Baird and each such entity may be deemed to have the shared power to direct the voting of the Shares subject to the Voting Agreements. Mr. Baird is the senior managing member of North Castle Partners and, as such, has management control of North Castle Partners. Each Reporting Person other than Purchaser disclaims beneficial ownership of the Shares.

               (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

               (d) None of the Reporting Persons, to the best knowledge of each Reporting Person, has the right to receive or to the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

               (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


1. Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, among Saratoga Beverage Group, Inc., NCP-SBG Recapitalization Corp.
        and NCP-SBG, L.P.

2. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Robin Prever.

3. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Anthony Malatino.

4. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Steel Partners II, L.P.

5. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Warren G. Lichtenstein.

6. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Steven Bogen.

7. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Pershing Securities Limited.

8. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Jurg Walker.

9. Stockholders Agreement, dated as of January 5, 2000, among Saratoga Beverage Group, Inc., NCP-SBG, L.P., Robin Prever, Anthony Malatino, Steven Bogen, Steel Partners II, L.P., Warren G. Lichtenstein, Jurg Walker and Pershing Securities Limited.

10. Joint Filing Agreement, dated January 14, 2000, among NCP-SBG, L.P., NCP-SBG G.P., L.L.C., North Castle Partners II, L.P., NCP G.P. II, L.P., North Castle G.P. II, L.L.C. and Charles F. Baird, Jr.

11. Power of Attorney, dated January 14, 2000, granted by NCP-SBG, L.P., NCP-SBG G.P., L.L.C., North Castle Partners II, L.P., NCP G.P. II, L.P., North Castle G.P. II, L.L.C., and Charles F. Baird, Jr.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         January 18, 2000


                        NCP-SBG, L.P.

                        By:     NCP-SBG G.P., L.L.C., its general partner



                                By:          /s/  Peter J. Shabecoff
                                    --------------------------------------------
                                       Name:  Peter J. Shabecoff
                                       Title:    Executive Vice President



                        NCP-SBG G.P., L.L.C.



                        By:           /s/  Peter J. Shabecoff
                            --------------------------------------------
                                Name:  Peter J. Shabecoff
                                Title:    Executive Vice President


                        NORTH CASTLE PARTNERS II, L.P.

                        By:     NCP G.P. II, L.P., its general partner

                                By:    NORTH CASTLE G.P. II, L.L.C., its
                                       general partner



                                       By:          /s/  Peter J. Shabecoff
                                              ---------------------------------
                                              Name:  Peter J. Shabecoff
                                              Title:    Managing Director

                        NCP G.P. II, L.P.

                        By:     NORTH CASTLE G.P. II, L.L.C., its general
                                partner



                                By:          /s/  Peter J. Shabecoff
                                    --------------------------------------------
                                       Name:  Peter J. Shabecoff
                                       Title:    Managing Director



                        NORTH CASTLE G.P. II, L.L.C.



                        By:           /s/  Peter J. Shabecoff
                               --------------------------------------------
                                Name:  Peter J. Shabecoff
                                Title:    Managing Director




                         /s/  Charles F. Baird, Jr.
                        --------------------------------------------
                        CHARLES F. BAIRD, JR.

                                   SCHEDULE A

                                              CLASS A                CLASS B
STOCKHOLDER NAME AND ADDRESS                   SHARES                 SHARES
-------------------------------------------------------------------------------
Robin Prever                                    150,325              167,960
4301 North Ocean Boulevard
A-1703
Boca Raton, Florida  33431

-------------------------------------------------------------------------------

Anthony Malatino                                363,132              354,995
c/o Morgan Stanley Dean Witter
340 Broadway
Saratoga Springs, New York  12866

-------------------------------------------------------------------------------

Steven Bogen                                    386,793                 None
81 Dahlia Street
Staten Island, New York  10312

-------------------------------------------------------------------------------

Steel Partners II, L.P.                         506,258                None
150 East 52nd Street
21st Floor
New York, New York  10022

-------------------------------------------------------------------------------

Warren G. Lichtenstein                           46,254                None
c/o Steel Partners II, L.P.
150 East 52nd Street
21st Floor
New York, New York  10022

-------------------------------------------------------------------------------

Pershing Securities Limited                     200,000                 None
Capstan House
#1 Clove Crescent
East India Dock
London E14 2BH
England

-------------------------------------------------------------------------------

Jurg Walker                                     224,500                 None
c/o Investa, A.G.
Harestrasse 4
Birsfelden, Switzerland 4127

-------------------------------------------------------------------------------
                             TOTAL           2,400,217               522,955
-------------------------------------------------------------------------------

                                INDEX OF EXHIBITS

1. Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, among Saratoga Beverage Group, Inc., NCP-SBG Recapitalization Corp. and NCP-SBG, L.P.

2. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Robin Prever.

3. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Anthony Malatino.

4. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Steel Partners II, L.P.

5. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Warren G. Lichtenstein.

6. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Steven Bogen.

7. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Pershing Securities Limited.

8. Voting Agreement, dated as of January 5, 2000, between NCP-SBG, L.P. and Jurg Walker.

9. Stockholders Agreement, dated as of January 5, 2000, among Saratoga Beverage Group, Inc., NCP-SBG, L.P., Robin Prever, Anthony Malatino, Steven Bogen, Steel Partners II, L.P., Warren G. Lichtenstein, Jurg Walker and Pershing Securities Limited.

10. Joint Filing Agreement, dated January 14, 2000, among NCP-SBG, L.P., NCP-SBG G.P., L.L.C., North Castle Partners II, L.P., NCP G.P. II, L.P., North Castle G.P. II, L.L.C. and Charles F. Baird, Jr.

11. Power of Attorney, dated January 14, 2000, granted by NCP-SBG, L.P., NCP-SBG G.P., L.L.C., North Castle Partners II, L.P., NCP G.P. II, L.P., North Castle G.P. II, L.L.C., and Charles F. Baird, Jr.